FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

The Securities Exchange Act of 1934

For February 27, 2004

Pan American Silver Corp.

1500 - 625 Howe Street

Vancouver, B.C.

V6C 2T6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      Form 40-F  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP.

Date: February 27, 2004

By:

(signed) Robert Doyle

Robert Doyle, Chief Financial Officer

Pan American Silver Intends to Make an Offer to Encourage Early Conversion of Outstanding Debentures

February 27, 2004 – Vancouver, British Columbia – PAN AMERICAN SILVER CORP. (NASDAQ: PAAS; TSX:  PAA) announced today that it intends to make an offer to encourage early conversion by holders of the Company’s US$86.25 million outstanding principal amount of 5.25% convertible debentures due July 31, 2009 (the “Debentures”).  At present, Pan American can only force conversion of the Debentures after a three year no-forced-conversion term, which expires on July 31 2006.  During the remainder of this term, interest in the amount of US $131.25 per US$1,000 principal amount of Debentures would be payable to the holders.  Pan American will offer such amount of interest in cash plus common shares having a value equal to US$40 per US$1,000 principal amount of Debentures converted early, based on the closing market price of Pan American’s common shares on the Nasdaq market on the date the formal offer is made. Assuming early conversion of all outstanding Debentures pursuant to the offer, Pan American’s total cash payment would be approximately US$11.32 million and common shares having a value of US$3.45 million would be issued.  The offer will be subject to regulatory approvals.

Pan American expects to make a formal offer to its Debenture holders prior to the end of March.  Precise details of the formal offer will be set out in a future press release.  The offer will be open for 30 days and will not be subject to any minimum amount of debentures being converted.

Investors holding approximately 50% of the outstanding principal amount of Debentures have indicated that they would be amenable to the conversion of their Debentures upon a formal offer being made.  Pan American will make no payment in respect of the conversion of any Debentures prior to the issuance of its formal offer.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

-end-

For Further Information Contact: Brenda Radies, VP Corporate Relations (604) 684-1175.

Pan American Silver Announces US$55 Million Common Share Financing

February 27, 2004 – Vancouver, British Columbia – PAN AMERICAN SILVER CORP. (NASDAQ: PAAS; TSX:  PAA) announced today that an institutional investor has agreed to purchase 3,333,333 common shares of Pan American at a price of US$16.50 per share for aggregate gross proceeds of US$55 million. The offering is subject to regulatory approvals and qualification of the shares under a prospectus in British Columbia and Ontario.  Closing is expected on March 12, 2004.

Pan American intends to use the proceeds of this common share financing to fund the previously announced acquisition of the Morococha silver mine in Peru and for general corporate purposes.

Pan American’s Chairman and CEO Ross Beaty said, “By financing the proposed Morococha mine purchase with this offering, we have preserved the balance of our cash for Pan American’s other growth projects, such as Alamo Dorado and the Huaron mine expansion.”

FOR FURTHER INFORMATION PLEASE CONTACT:

Brenda Radies, Vice-President Corporate Relations (604) 806-3158

www.panamericansilver.com

BC FORM 53-901F
(Previously Form 27)

BRITISH COLUMBIA SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SIMILAR PROVISIONS OF OTHER APPLICABLE SECURITIES LAWS

ITEM 1.

REPORTING ISSUER

State the full name and address of the principal office in Canada of the reporting issuer.

Pan American Silver Corp. (the “Company”)
1500 – 625 Howe Street
Vancouver, BC

V6E 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

February 27, 2004

ITEM 3.

PRESS RELEASE

A press release was issued by the Company on February 27, 2004 at Vancouver, British Columbia

ITEM 4.

SUMMARY OF MATERIAL CHANGE

On February 27, 2004, the Company intends to make an offer to encourage early conversion by holders of the Company’s US$86.25 million outstanding principal amount of 5.25% convertible debentures due July 31, 2009 (the “Debentures”).

ITEM 5.

            FULL DESCRIPTION OF MATERIAL CHANGE

The Company intends to make an offer to encourage early conversion by holders of the Company’s Debentures.  At present, the Company can only force conversion of the Debentures after a three year no-forced-conversion term, which expires on July 31, 2006.  During the remainder of this term, interest in the amount of US $131.25 per US$1,000 principal amount of Debentures would be payable to the holders.  The Company will offer such amount of interest in cash plus common shares having a value equal to US$40 per US$1,000 principal amount of Debentures converted early, based on the closing market price of the Company’s common shares on the Nasdaq National Market on the date the formal offer is made. Assuming early conversion of all outstanding Debentures pursuant to the offer, the Company’s total cash payment would be approximately US$11.32 million and common shares having a value of US$3.45 million would be issued.  The offer will be subject to regulatory approvals.

Pan American expects to make a formal offer to its Debenture holders prior to the end of March.  Precise details of the formal offer will be set out in a future press release.  The offer will be open for 30 days and will not be subject to any minimum amount of debentures being converted.

Investors holding approximately 50% of the outstanding principal amount of Debentures have indicated that they would be amenable to the conversion of their Debentures upon a formal offer being made.  Pan American will make no payment in respect of the conversion of any Debentures prior to the issuance of its formal offer.

ITEM 6.

RELIANCE ON SECTION 85(2) OF THE ACT

Not applicable.

ITEM 7.

OMITTED INFORMATION

No significant facts have been omitted from this report.

ITEM 8.

SENIOR OFFICERS

Robert Doyle

Chief Financial Officer

Phone: (604) 684-1175

ITEM 9.

            STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, British Columbia this 27th day of February, 2004.

(signed) Robert Doyle

Signature of a senior officer of the reporting issuer

Robert Doyle, Chief Financial Officer

Name and Title of officer signing report

BC FORM 53-901F
(Previously Form 27)

BRITISH COLUMBIA SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SIMILAR PROVISIONS OF OTHER APPLICABLE SECURITIES LAWS

ITEM 1.

REPORTING ISSUER

Pan American Silver Corp. (the “Company”)
1500 – 625 Howe Street
Vancouver, BC

V6E 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

February 27, 2004

ITEM 3.

PRESS RELEASE

A press release was issued by the Company on February 27, 2004 at Vancouver, British Columbia.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

On February 27, 2004, the Company announced a financing of 3,333,333 common shares at a price of US$16.50 per share for aggregate gross proceeds of US$55 million.

ITEM 5.

            FULL DESCRIPTION OF MATERIAL CHANGE

An institutional investor has agreed to purchase 3,333,333 common shares of the Company at a price of US$16.50 per share for aggregate gross proceeds of US$55 million.  The offering is subject to regulatory approvals and qualification of the shares under a prospectus in British Columbia and Ontario.  Closing is expected to occur on March 12, 2004.

The Company intends to use the proceeds of this common share financing to fund the previously announced acquisition of the Morococha silver mine in Peru and for general corporate purposes.

ITEM 6.

RELIANCE ON SECTION 85(2) OF THE ACT

Not applicable.

ITEM 7.

OMITTED INFORMATION

No significant facts have been omitted from this report.

ITEM 8.

SENIOR OFFICERS

Robert Doyle

Chief Financial Officer

Phone: (604) 684-1175

ITEM 9.

            STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, British Columbia this 27th day of February, 2004.

(signed) Robert Doyle

Signature of a senior officer of the reporting issuer

Robert Doyle, Chief Financial Officer

Name and Title of officer signing report